UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Acceleron Pharma Inc.

(Name of Subject Company)

Avoro Capital Advisors LLC

Behzad Aghazadeh

(Name of Persons Filing Statement)

Common Stock, $0.001 per share

(Title of Class of Securities)

00434H108

(CUSIP Number of Class of Securities)

Scott Epstein
c/o Avoro Capital Advisors LLC
110 Greene Street, Suite 800
New York, NY 10012
(212) 937-4970

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the SEC on October 28, 2021 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by the Filing Persons. The Schedule 14D-9 relates to the tender offer by Astros Merger Sub, Inc., a Delaware corporation and a subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation, to purchase all of the outstanding Common Stock, at a price of $180.00 per share of Common Stock.

Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Item 1.	Subject Company Information.

The second paragraph of Item 1 of the Schedule 14D-9 is hereby amended and restated as follows:

Securities

This Statement relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of the Company. Based solely on the information set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2021, there were 61,155,826 shares of Common Stock issued and outstanding as of November 1, 2021.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Reasons

On November 9, 2021, the Filing Persons issued a press release (the “Press Release”) announcing the Filing Persons' release of an investor presentation (the “Shareholder Presentation”) in which the Filing Persons express their views on the Tender Offer and their intent not to tender their shares of Common Stock in the Tender Offer. Copies of the Press Release and the Shareholder Presentation are filed herewith, respectively, as Exhibit 2 and Exhibit 3 and are incorporated by reference herein.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
2	Press Release
3	Shareholder Presentation

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 10, 2021

Avoro Capital Advisors LLC

/s/ Scott Epstein
Name:	Scott Epstein
Title:	Chief Financial Officer & Chief Compliance Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH

EXHIBIT 2

Avoro Capital Releases Presentation Detailing Why Acceleron Shareholders Should Not Tender Into Merck's Inadequate Offer

Believes Now Is the Wrong Time to Cash out of Acceleron, Given Company's Strong Momentum and Near-Term Inflection Point Coming from Phase 3 Data

Sees Continuing as Standalone Entity as Clearly Superior Path for Acceleron

Highlights What It Believes Was a Flawed and Inadequate Sale Process, Including Not Pursuing Other Strategic Alternatives

Avoro Stands Ready to Support an Independent Acceleron

NEW YORK – November 9, 2021 – Avoro Capital Advisors ("Avoro"), a long-term and collaborative investor in life sciences and biotechnology companies, together with certain of its affiliates and managed funds ("Avoro," "we" or "us") beneficially owns approximately 7% of Acceleron Pharma Inc. (Nasdaq: XLRN) ("Acceleron", "XLRN" or the "Company"), making Avoro one of the Company's most significant shareholders. Avoro today released a detailed presentation outlining why shareholders should not tender their Acceleron shares to the Merck & Co. Inc. (NYSE: MRK) ("Merck") tender offer for $180 per share (the "Tender Offer").

The presentation is available at: https://www.businesswire.com/news/home/52526996/en.

As highlighted in the presentation, Avoro believes that:

•	Now is the wrong time to cash out of Acceleron: Significant value will be created in one year or less after the STELLAR phase 3 trial data is available. Other major shareholders agree.

•	Merck's offer does not represent fair value for Acceleron: The implied valuation based on precedent transactions is much higher than the $180 per share Tender Offer price. Sell side analysts and several other investors agree that the price is too low.

•	Acceleron's Board used a flawed process in reaching the deal: The Board only approached three potential buyers and seemingly did not pursue any other strategic alternatives. In fact, the Board appeared more focused on serving management's interests by providing last-minute tax gross-ups and increased severance payments to Acceleron executives.

•	Avoro stands ready to support an independent Acceleron: Avoro would stand ready to take the steps necessary to help modify the Board's composition and add directors with relevant experience and expertise to create improved shareholder.

Avoro reiterates that it will not tender its shares into the Merck Tender Offer.

Media Contact

Sloane & Company
Dan Zacchei / Joe Germani
dzacchei@sloanepr.com / jgermani@sloanepr.com

1

About Avoro Capital L.P.

Avoro Capital L.P., is the parent of Avoro Capital Advisors LLC ("Avoro Capital Advisors") and Avoro Ventures LLC ("Avoro Ventures").  Avoro Capital Advisors is an SEC-registered investment manager located in New York City, investing in public and private equity companies focused primarily on life sciences and biotechnology. Managing Partner, Behzad Aghazadeh PhD, has over 25 years of experience spent in scientific research, healthcare consulting, institutional investment and executive leadership within the healthcare sector, and is supported by a team of seasoned professionals with advanced medical and scientific backgrounds, and extensive investment experience in the biopharmaceutical industry.

Forward-Looking Statements and Additional Information

This communication contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates", "plans", "will be" and similar expressions. These forward-looking statements include, without limitation, statements regarding the planned completion of the transactions contemplated by the Tender Offer. Although Avoro believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Avoro, Merck or Acceleron, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties are enumerated in Acceleron's public filings and recent public communications regarding the Tender Offer by Acceleron and Merck. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the U.S. Securities and Exchange Commission (the "SEC") made by Merck and Acceleron, including those listed under "Risk Factors" in Merck's annual reports on Form 10-K and quarterly reports on Form 10-Q and Acceleron's annual reports on Form 10-K and quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Avoro does not undertake any obligation to update or revise any forward-looking information or statements. Unless otherwise noted, Avoro has neither sought nor obtained permission to use third party statements reproduced herein.

2

EXHIBIT 3

INVESTOR PRESENTATION

DO NOT TENDER

MERCK'S UNDERVALUED TENDER OFFER FOR ACCELERON

Significant Value Creation Exists on the Horizon for a Standalone Acceleron

NOVEMBER 2021

ACCELERON PHARMA INC. (NASDAQ: XLRN)

Disclaimer

General Considerations

This presentation is for general informational purposes only, is not complete and does not constitute an agreement, offer, a solicitation of an offer, or any advice or recommendation to enter into or conclude any transaction or confirmation thereof (whether on the terms shown herein or otherwise). This presentation should not be construed as legal, tax, investment, financial or other advice. The views expressed in this presentation represent the opinions of Avoro Capital L.P. and its affiliates (collectively, "Avoro") and are based on publicly available information with respect to the Acceleron Pharma Inc. ("XLRN, "Acceleron" or the "Company"), Merck & Co., Inc. ("Merck") and the other companies referred to herein. Avoro recognizes that there may be confidential information in the possession of the companies discussed in this presentation that could lead such companies to disagree Avoro's conclusions. Certain financial information and data used herein have been derived or obtained from filings made with the Securities and Exchange Commission (the "SEC") or other regulatory authorities and from other third party reports. Avoro has not sought or obtained consent from any third party (other than the individuals who have provided the testimonials included in this presentation) to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties, nor has it paid for any such statements. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein.

Not an Offer to Sell or a Solicitation of an Offer to Buy

Under no circumstances is this presentation intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security. Funds and investment vehicles managed by Avoro currently beneficially own shares of the Company. These funds and investment vehicles are in the business of trading – buying and selling– securities and intend to continue trading in the securities of the Company. You should assume such funds and investment vehicles will from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. Consequently, Avoro's beneficial ownership of shares of, and/or economic interest in, the Company's common stock may vary over time depending on various factors, with or without regard to Avoro's views of the Company's business, prospects or valuation (including the market price of the Company's common stock), including without limitation, other investment opportunities available to Avoro, concentration of positions in the portfolios managed by Avoro, conditions in the securities markets and general economic and industry conditions. Avoro also reserves the right to change its intentions with respect to its investments in the Company and take any actions with respect to investments in the Company as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions.

Forward-Looking Statements

Concerning Intellectual Property

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Avoro's use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names or the goods and services sold or offered by such owners.

2

AVORO

Why We Are Here

As one of Acceleron's most significant shareholders, we are opposed to the sale of Acceleron to Merck at the proposed price of $180/share and plan <u>not to tender our shares</u>

- **Avoro Capital beneficially owns approximately 7% of Acceleron**, making it one of the Company's most significant shareholders
- **Acceleron has strong momentum; continuing as a standalone entity is a superior path** to a transaction at the proposed price
- **The major value inflection point of phase 3 data is only one year away,** so we believe selling now makes no sense
- **We outline alternatives by which Acceleron could maximize shareholder value as an independent company**, including by monetizing royalties
- **We are ready and willing to assist with change in board composition** to better position Acceleron for a go-forward strategy

> **"We think $11.5B for XLRN is a steal"[1]**
>
> RAYMOND JAMES

> **"MRK Got A Good Deal"[2]**
>
> Jefferies

[1]Raymond James (Danielle Brill), 10/4/21; [2]Jefferies (Akash Tewari), 10/6/21

3

AVORO

Table of Contents

I	Executive Summary	5
II	Overview of Avoro Capital and Acceleron Pharma	7
III	Wrong Time to Sell Acceleron	12
IV	Wrong Price to Sell Acceleron	14
V	Flawed Sale Process	25
VI	Avoro is Prepared to Provide Alternatives, Including Nominating New Directors	28
VII	Other Shareholders Are Opposed Too	30
VIII	Conclusion	32
IX	Appendix	34

4

AVORO

Executive Summary

- The Company has strong momentum
- One year away from inflection point with phase 3 trial results
- No need for cash or a transaction at this time
- The Board itself did not proactively choose this timing

- We believe the standalone, probability-weighted value is substantially higher than $180 per share
- Sell-side analysts agree price is a **"steal"**[1] and **"too low"**[2] and a **"bargain"**[3] and a **"surprise"**[4]
- Implied valuation in a deal based on precedent transactions is much higher
- Unlike shareholders, company management received additional financial consideration to make $180 per share more attractive to them
- Merck can and has paid higher premiums for deals of this size

We believe Acceleron's Board used a flawed process in reaching the deal[5]

- Process was initiated by the buyer, seemingly only to suit its timing and approach
- Board only approached three alternative buyers
- The Company's first draft of a merger agreement committed the Company to a "no shop" provision
- Board seemingly did not appear to seriously pursue other strategic alternatives, such as partnerships or financing arrangements
- Board appeared more dedicated to management, which received significantly enhanced exit packages

We Believe Now is Not the Right Time and $180 per Share is Not the Right Price to Sell Acceleron

5

[1,2] Raymond James (Danielle Brill), 10/4/21; [3] Jefferies (Akash Tewari), 10/6/21; [4] Barclays (Carter Gould), 9/29/21
[5] Analysis based on disclosures contained in the "Background of the Offer" section of the Company's Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company with the SEC on October 12, 2021

AVORO

Executive Summary

If a deal is to happen now, it should come at a much higher price

- With a value inflection point potentially less than a year away, and good data to date, a buyer should pay much more for Acceleron
- Board should have compared the deal price to a standalone case with royalty financing or other non- or less-dilutive financing
- We believe a deal should come > $250 per share, given Acceleron's opportunities

Acceleron can succeed without a deal

- The Company has the cash to continue to execute on its clinical development program
- The executive team is strong and capable and can get to the next milestone without outside help or partnerships
- Downside is limited by Reblozyl's royalty stream
- We believe there will be ample opportunities for lucrative partnerships or a sale in the future

Avoro is prepared to step up if necessary

- If the deal fails, Avoro will provide guidance to the Company
- We are prepared to suggest and nominate new independent directors to the Board
- We are committed to continue owning the stock and would consider helping to finance the Company if financing is necessary

There is a <u>Better Way Forward</u> for Acceleron Shareholders

6

AVORO

Overview of Avoro Capital Advisors

Specialist investment firm focused on innovation and scientific advancement in life sciences and biotechnology

- Launched in 2010 for public and private equity investments
- Successful track record of investment across all stages of drug development, supporting significant breakthroughs in areas of high unmet need:
  - Managing Partner, Dr. Behzad Aghazadeh, is supported by a team of seasoned investment professionals with advanced medical and scientific degrees
  - Partner with companies throughout their lifecycle, providing financial support, guidance, access to vast networks and expertise, with the ability to add value through direct operational or board positions when applicable
- Recent activist campaign led to successful development and approval of Trodelvy for patients with triple negative breast cancer, and culminated in the acquisition of **Immunomedics** by Gilead for $21Bn

Our Experience at Immunomedics[1]

$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Oct 2015
Oct 2016
Oct 2017
Oct 2018
Oct 2019
Oct 2020
$2.30
Avoro (then venBio Select Advisors) files initial 13D disclosing 9% ownership
Avoro runs proxy fight; all four nominees elected
Avoro Managing Partner Behzad Aghazadeh appointed Executive Chairman of Immunomedics
Announce positive results from Ph3 ASCENT study of TRODELVY; FDA approval followed ~2 weeks later
Immunomedics sold to Gilead Sciences for $21 billion ($88/share)
$88

7

[1] Source: FactSet

AVORO

Overview of Acceleron (Nasdaq: XLRN)

XLRN is a leader in TGF-β Superfamily Ligand Trap Technology with Two Validated Blockbusters[1,2] and others in the Pipeline[3]

ACCELERON

- Founded in 2003, Acceleron develops medicines for pulmonary and hematologic diseases that selectively target multiple ligands (proteins) in the TGF-beta superfamily
- In hematology, REBLOZYL® is the first and only erythroid maturation agent approved in the United States, Europe, and Canada for the treatment of anemia in certain blood disorders
- In pulmonary, Acceleron is developing Sotatercept for the treatment of pulmonary arterial hypertension (PAH), having reported positive topline results from the PULSAR Phase 2 trial, and is now conducting multiple Phase 3 trials

Headquarters: Cambridge, MA
Market Cap (as of 11/5/2021): $10.6 billion
2020 Revenue: $92.5 million
LTM Free Cash Flow: ($190.4 million)
Cash and equivalents: $857.5 million

One-Year Total Shareholder Return Prior to Deal[4]

50%
40%
30%
20%
10%
0%
-10%
Sep 2020
Dec 2020
Mar 2021
Jun 2021
Sep 2021
ACCELERON
Acceleron Pharma Inc.
iShares Biotechnology ETF

[1] Luspatercept is a recombinant fusion protein that binds select transforming growth factor β superfamily ligands to decrease SMAD2 and SMAD3 signaling, thereby enabling erythroid maturation by means of late stage erythroblast differentiation (NEJM 2020)
[2] Sotatercept acts as a ligand trap for members of the TGF-β superfamily, thus restoring balance between the growth-promoting activin growth differentiation factor pathway and the growth-inhibiting BMP pathway (NEJM 2021)
[3] ACE-1334 is a TGF-beta superfamily-based ligand trap designed to bind and inhibit TGF-β1 and 3 ligands while sparing TGF-β2
[4] Source: FactSet. Data from September 14, 2020 to September 14, 2021, the last day prior to which XLRN's trading price began to reflect a potential transaction

8

AVORO

Overview of Acceleron (Nasdaq: XLRN)

Acceleron receives a strong royalty stream on one drug and has a promising Phase 3 compound that has earned Breakthrough Therapy Designation by the FDA

REBLOZYL®

- FDA approved for MDS and β-thalassemia
- Licensed to BMS with low-to-mid-20% royalties to Acceleron
- 2021 YTD generated $400M in sales; ~80M in royalty revenue provided to Acceleron
- BMS guidance for $4Bn+ peak sales → implies peak royalty of $800M+ to Acceleron
- Phase 3 (MEDALIST) data presented in plenary session at ASH annual meeting in 2019
- Phase 3 (MEDALIST) study published in NEJM

The NEW ENGLAND JOURNAL of MEDICINE

SOTATERCEPT

- First disease-modifying therapy for PAH
- Blockbuster potential as a backbone therapy in PAH with $5Bn+ in peak sales potential
- BTD by the FDA (first PAH therapy to receive this honor)
- PRIME Designation by the EMA
- Phase 2 (PULSAR) trial in PAH published in NEJM
- Plenary abstract at the 2020 ATS annual meeting
- Best abstract award at the AHA annual meeting in 2020

BREAKTHROUGH DESIGNATION

ATS

The NEW ENGLAND JOURNAL of MEDICINE

EUROPEAN MEDICINES AGENCY SCIENCE MEDICINES HEALTH

PRIME - Designation

[1] Luspatercept is a recombinant fusion protein that binds select transforming growth factor β superfamily ligands to decrease SMAD2 and SMAD3 signaling, thereby enabling erythroid maturation by means of late stage erythroblast differentiation (NEJM 2020)
[2] Sotatercept acts as a ligand trap for members of the TGF-β superfamily, thus restoring balance between the growth-promoting activin growth differentiation factor pathway and the growth-inhibiting BMP pathway (NEJM 2021)
[3] ACE-1334 is a TGF-beta superfamily-based ligand trap designed to bind and inhibit TGF-β1 and 3 ligands while sparing TGF-β2

9

AVORO

Overview of the Tender Offer

TRANSACTION OVERVIEW[1]	
Announcement Date	September 30, 2021
Buyer	Merck
Tender Deadline	November 18, 2021
Offer Premium to Average Prices[2]	
30- Days:	25%
60- Days:	34%
90- Days:	38%
Deal Process	▪ Acceleron responded to inbound inquiry ▪ Spoke with just three other potential buyers
Treatment of Executive Equity	▪ Special new executive comp arrangement put in place in conjunction with deal announcement
Deal Reaction	⚠ At least 4 sell-side analysts declared the price low ⚠ 4 large shareholders publicly oppose the deal

[1] Source: FactSet and Company filings
[2] Premiums calculated relative to the stock's average closing price during the specified period

10

AVORO

We Are As Enthusiastic as Merck About Acceleron

Sotatercept Is a Promising Disease-Altering PAH Drug

"...Sotatercept may have the potential to **stop not only progression but to actually reverse** the disease phenotype."

There is "remarkable evidence to-date" that "**Sotatercept could be a first-in-class foundational agent** for pulmonary arterial hypertension and has the potential to be disease modifying based on preclinical data."

Dean Y. Li
EVP and President, Merck Research Laboratories[1]

Sotatercept Has a Multi-Billion Dollar Peak Sales Opportunity

"Based on our confidence in the **strong science underpinning Sotatercept's clinical profile**, we believe the Phase 3 trials will confirm the positive clinical effects achieved in Phase 2.

If so and assuming regulatory approvals, **we believe Sotatercept has a multi-billion dollar peak sales opportunity** with an opportunity to help drive revenue growth later into this decade and well into the next."

Robert M. Davis
CEO and President, Merck[1]

[1] Source: Merck & Co. Inc. conference call on Acceleron acquisition, September 30, 2021.

11

AVORO

Wrong Time to Sell Acceleron

1 — Phase 3 data likely to be released within one year[1] on key pipeline asset, Sotatercept

- First of its kind drug with very promising Phase 2 data
- Significant value creation inflection point

2 — Acceleron has plenty of cash and manageable burn

- $653mm cash
- Manageable burn (~$190mm in last 12 months)

3 — Many financing opportunities exist

- Non-dilutive, or minimally dilutive, financing opportunities exist, including royalty financing on strong cash flowing asset REBLOZYL®

4 — Board did not initiate this timing

- Merck chose to approach the Company, which was otherwise content to remain independent

12

[1] Source: [illegible]

AVORO

Wrong Time to Sell Acceleron

With such potential, it is premature to sell. Phase 3 (STELLAR) trial data is one year away[1]

Share Price (USD)
300
260
220
180
140
100
60
20
Q1
Q2
2021
Q3
Q4
Q1
Q2
2022
Q3
Q4
September 30
38% Premium[4]
Path to ~$260 per share
STELLAR
Phase 3
Data
"If the Ph3 STELLAR hits, the stock could approach ~$270."[2]
"If successful in P3, we believe XLRN shares could easily be worth ~$250+"[3]

13

[1] Source: [illegible]
[2] [illegible]; [3] [illegible]
[4] Premium calculated relative to the stock's average closing price over the prior three months.

AVORO

Wrong Price to Sell Acceleron

INDICATIVE VALUATION

JP Morgan Research "Fully De-Risked Basis"[1]
CEO's Net Proceeds per Share[2]
Sum-of-the-Parts and 10-Year Revenue Multiple[3]
Precedent Transaction Premiums[4]
Analyst Expectations with Positive Ph3 Data[5]
Other Shareholders' Public Statements[6]
$195
$205
$205
$210
$220
$240
$250
$256
$250
$270
$435
Assumes All Indications Successful
$353
$451
XLRN Deal Price $180/share
$0
$50
$100
$150
$200
$250
$300
$350
$400
$450
$500

[1] Source: JP Morgan research note dated September 24, 2021.
[2] Source: Public filings and proprietary analysis.
[3] Sum-of-the-parts information provided on slide 15.
[4] Precedent transactions and premiums provided on slide 15.
[5] Source: Jefferies research note dated October 6, 2021.
[6] Source: Darwin Global Management Limited Letter to Acceleron Shareholders dated October 20, 2021.

14

AVORO

Acceleron's Bank – JP Morgan – Is Bullish on Acceleron

On September 24, while rumors swirled about a potential deal, JP Morgan analyzed the value of Acceleron

J.P.Morgan
Acceleron Pharma
Overweight

"[A]s a reference point, **on a fully de-risked basis**, the combined value of [REBLOZYL® and Sotatercept] amounts to **$195-205/sh** in our model."[1]

JP Morgan concluded Acceleron was worth $195 to $205 on a de-risked model as a standalone company (i.e., not factoring in a control premium)[1]

15

[1] Source: JP Morgan North American Equity Research Report, September 24, 2021.

AVORO

Economic Outcome for Executives Is Equivalent to a Deal at $205-210

- **The Acceleron Board amended the employment agreements for Acceleron's key executives** to add tax gross-ups, accelerated vesting of PSUs (at maximum performance payouts) and increased cash compensation
- These amendments had the effect of substantially increasing the total proceeds to be received by the executives, when compared to the in-place executive agreements and compensation programs
- As a result, **the economic outcome of Acceleron's executives** in the Merck transaction at $180 per share is equivalent to what the executives would have earned under their original employment agreements at a deal price of **$205-210 per share**

Value Entitlement for XLRN CEO in a Deal ($m)[1]

$140
$120
$100
$80
$60
$40
$20
$0
$105
$125
Entitlement Under Preexisting Employment Agreement 2
Entitlement Under Amended Employment Agreement 3

Company management received additional financial consideration to make $180 per share more attractive to them; other XLRN owners should demand the same per share economics

[1] Source: Acceleron's 2021 Proxy Statement and 14D-9 filed on October 12, 2021.
[2] "Entitlement Under Preexisting Employment Agreement" is equal to the sum of: 1) cash severance payment (as described on page 39 of the proxy statement); 2) the value of unvested options (as described on page 4 of the 14D-9), assuming a price of $180/share; 3) the value of RSUs (as described on page 5 of the 14D-9); 4) the value of PSUs awarded at target (as described on page 36 of the proxy statement); 5) the combined value of "Perquisites/Benefits" and "Other Items" (as described on page 33 of the 14D-9); and 6) the value of vested options (as described on page 4 of the 14D-9), assuming a price of $180/share
[3] "Entitlement Under Amended Employment Agreement" is equal to the sum of: 1) cash severance payment (as described on page 33 of the 14D-9); 2) the value of unvested options (as described on page 4 of the 14D-9), assuming a price of $180/share; 3) the value of RSUs (as described on page 5 of the 14D-9); 4) the value of PSUs (as described on page 5 of the 14D-9); 5) the value of the tax reimbursement (as described on page 33 of the 14D-9); 6) the combined value of "Perquisites/Benefits" and "Other Items" (as described on page 33 of the 14D-9); and 7) the value of vested options (as described on page 4 of the 14D-9), assuming a price of $180/share

16

AVORO

Comparable Deals Suggest a Higher Price is Appropriate

- ✓ **Sotatercept is a first-in-class drug** with disease modification potential that received BTD from the FDA
- ✓ **Highly differentiated asset** with robust Phase 2 data published in NEJM
- ✓ **Significant royalty revenue from REBLOZYL®** with limited associated costs
- ✓ **Proper set of comparable transactions are those involving targets with BTDs**

Deals Involving Targets with FDA Breakthrough Designation[1]

Ann. Date	Target	Deal Premium[2]	Deal Multiple vs. 10 Year Sales[3]	Breakthrough Therapy Designation	First-in-Class	Major Publication[4]
Oct-20	MyoKardia, Inc.	109%	3.3x	✓	✓	✓
Sep-20	Immunomedics, Inc.	118%	2.6x	✓	✓	✓
Mar-20	Forty Seven Inc	145%	2.0x	✓	✓	✓
Jun-19	Array BioPharma Inc	96%	5.5x	✓	X	✓
Feb-19	Spark Therapeutics, Inc.	164%	3.0x	✓	✓	✓
Jan-19	Loxo Oncology, Inc.	57%	3.8x	✓	✓	✓
Dec-18	TESARO, Inc.	104%	1.1x	✓	X	✓
Apr-18	AveXis, Inc.	82%	6.5x	✓	✓	✓
Jan-18	Bioverativ, Inc.	92%	3.4x	✓	X	X
Jan-18	Juno Therapeutics, Inc.	67%	1.6x	✓	X	X
Aug-17	Kite Pharma, Inc.	72%	2.0x	✓	✓	✓
Jan-17	ARIAD Pharmaceuticals, Inc.	56%	2.5x	✓	X	✓
	Average	97%	3.1x			
Sep-21	**Acceleron Pharma Inc.**	**38%**	**2.2x**	✓	✓	✓

[1] Identified using criteria of US based-public, BioPharma M&A deals between 3-30Bn since 1/1/17 involving assets with BTD [Source: Bloomberg]
[2] Premium to 90-day average closing price
[3] Multiples calculated based on base-case sales projections from respective Schedule 14D9 filings; Utilized 10 years forward to approximate peak sales
[4] Major publication defined as New England Journal of Medicine, The Lancet or the Journal of the American Medical Association, prior to, or within 6 months of announcement of the acquisition

17

AVORO

Sum-of-Parts and 10-Year Revenue Multiple Suggest $220-240

Based on Acceleron's internal assumptions and relevant recent transactions, fair value is ~ $229 per share
(not including the value in Acceleron's promising pipeline)

NPV of REBLOZYL® Royalty

Discount Rate[1]	9.5%
NPV of REBLOZYL® Royalty (at 9.5%)	**5,068**

+

NPV of SOTATERCEPT

Discount Rate[1]	9.5%
Sotatercept Year 10 Sales[2]	3,644
Average 10 Year Sales Multiple[3]	3.1x
Sotatercept Value	11,294
NPV of Sotatercept Royalty (at 9.5%)	(2,598)
Sotatercept Net Value	**8,696**

=

Sum of the Parts

	NPV (M)	NPV/ Share
REBLOZYL® Royalty Value	5,068	$ 80
Sotatercept Value	8,696	$ 138
Net Cash[4]	688	$ 11
	Share Price	**$ 229**

[1] [illegible]
[2] [illegible]
[3] [illegible]
[4] [illegible]

18

AVORO

Precedent Transactions 90-Day Premiums Imply $250-256

The proposed premium of ~ 38%[1] represents the lowest premium among 24 pharma deals between $2bn and $20bn since 2017

Deal Sets[2]	N	Average Premium
Targets with BTDs (1/2017 to Present)	13	97%
Recent Pharma Deals (Since 2020)	19	92%
Similar Size Pharma Deals ($2bn to $20bn)	24	96%

Implied Value Based on Premium	
90-Day Average Trading Price	$130
Average Deal Premium	92-97%
Implied XLRN Deal Price	**$250-256**

[1] Calculated relative to the stock's average closing price over the past three months
[2] See Appendix for list of transactions

19

AVORO

Transaction Committee Should Know Premium Is Too Low

- XLRN formed a Board committee to evaluate Merck's offer, comprised of Habib Dable, Christopher Hite, Terrence Kearney and Francois Nader
- These directors have served on boards of **eight other public companies that have been acquired**
- XLRN's 90-day premium of 38% would represent the **lowest premium of any public company transaction** in these directors' careers

Ann. Date	Acquiror	Target	Acceleron Director	Transaction Value ($M)	90-Day Premium
Dec-2020	Eli Lilly & Co.	Prevail Therapeutics	Nader	826	71%
Dec-2020	AstraZeneca	Alexion Pharmaceuticals	Nader	38,979	68%
Feb-2019	Ipsen	Clementia Pharmaceuticals	Nader	1,011	220%
Apr-2018	Novartis	AveXis	Kearney	7,439	132%
Oct-2017	Novartis	Advanced Accelerator Applications[1]	Nader	3,900	99%
Aug-2015	Shire	Baxalta	Nader	31,518	-[2]
Jan-2015	Shire	NPS Pharmaceuticals	Nader	4,931	53%
Jul-2009	Hisamitsu	Noven Pharmaceuticals	Nader	323	100%
			Average:	11,116	106%
Sep-2021	**Merck**	**Acceleron**		**10,404**	**38%**

Source: FactSet and company filings.
1. Novartis acquired a 98.7% majority stake in Advanced Accelerator Applications.
2. Baxalta common stock did not begin trading under BXLT on the New York Stock Exchange until July 1, 2015, so did not have 90-day trading history.

20

AVORO

Analysts Agree the Price Is Low

"While the circulating deal price of $11B / $180/sh represents an ~20% premium to our Dec 2022 price target … **we view the number to be somewhat conservative** given the attractiveness of sotatercept to a number of existing PAH/CV franchises among large biopharma."[1]

J.P.Morgan

"…we share the view of many investors in XLRN that **this deal-price is too low** (<40% premium over 200-day moving average)"[2]

RAYMOND JAMES

"We believe that **the stock could see much higher values as a stand-alone company** either based on 35x P/E multiple on EPS or a more traditional 4-6x multiple on peak sales which would provide an even higher valuation."[3]

COWEN

"With that backdrop, and sotatercept's significant commercial potential, **we would be somewhat surprised to see Acceleron proceed here without a greater premium…**"[4]

BARCLAYS

"The deal price of **$180/share is a bargain**…"[5]

Jefferies

[1]J.P. Morgan (Eric Joseph), 9/27/21; [2]Raymond James (Danielle Brill), 10/1/21; [3]Cowen (Yaron Werber), 9/27/21; [4]Barclays (Carter Gould), 9/26/21; [5]Jefferies (Akash Tewari), 10/6/21

21

AVORO

Jefferies Sees Much Higher Standalone Value

- **Acceleron, as a standalone business, is worth $215 per share in a "base case" scenario,** according to a Jefferies equity research report published on October 6, 2021[1]
- If the Phase 3 STELLAR hits, Jefferies estimates **Acceleron's stock could approach ~$270 per share**
- In Jefferies' bull case scenario, if SOTATERCEPT + Luspatercept hit all indications, **Acceleron stock could go to ~$435 per share**

Jefferies
XLRN: Initiate at Hold, PT -> $180: MRK Got A Good Deal
If the Ph3 STELLAR hits, the stock could approach ~$270.
And in a super bull case where Sotatercept + Luspatercept hit all indications, the stock could even go to ~$435
XLRN Stock Price Scenarios
$ 85
$ 180
$ 215
$ 435
If the Ph3 STELLAR hits, the stock could approach ~$270.
Our super bull case price if Sotatercept + Luspatercept hit all indications
Source: Jefferies analysis
Akash Tewari
Healthcare Equity Research
Email: atewari@jefferies.com Tel: 212-284-3416
108
Jefferies

[1] Source: Jefferies research note dated October 6, 2021.

22

Merck Could Pay Significantly More for Acceleron

Transaction Will Be Accretive Without Sotatercept

"[W]ith regards to the royalty stream, we are confident in REBLOZYL's commercial potential and ability to expand into new indications. ... The royalty cash flows are financially attractive and provide the opportunity for this acquisition to be accretive in the near-term."

"The deal will be minimally dilutive to non-GAAP earnings in 2022 will turn accretive in 2023 and become increasingly more accretive in the years to follow."

Caroline Litchfield
CFO and EVP, Merck[1]

Merck Has Plenty of Dry Powder To Pay More

"[W]e have a strong balance sheet and the ability to finance this transaction which we will do so with a mixture of cash and debt.

...And that will not impact our current investment credit rating. [W]e have ample firepower to do the kinds of deals that will be additive and meaningful and innovation-driven for our company. And as [our CEO] noted, we are comfortable taking a one notch downgrade to support such transactions."

Caroline Litchfield
CFO and EVP, Merck[1]

[1] Merck & Co. Inc. conference call on Acceleron acquisition, September 30, 2021. Merck CEO Davis indicated on the call that Sotatercept would not launch until 2024 or 2025 ("The data exclusivity package then takes it out in the US 12 years from the date of launch, which we would estimate to be somewhere in that 2036 to 2037 timeframe.")

23

AVORO

Merck Has Paid Substantially Higher Premiums for Other Assets

- 38%[1] premium for Acceleron is the **lowest premium Merck has paid** for another public company acquisition of similar size[2]
- Acceleron is well below the average premium of approximately 184% for previous Merck acquisitions

Ann. Date	Target	Transaction Value ($M)	90-Day Premium
Feb-2021	Pandion	1,551	431%
Dec-2019	ArQule	2,310	94%
Dec-2014	Cubist Pharmaceuticals	7,950	67%
Jun-2014	Idenix Pharmaceuticals	3,490	240%
Mar-2009	Schering-Plough	45,704	85%
	Average:	12,201	184%
Sep-2021	**Acceleron**	**10,404**	**38%**

[1] Relative to the stock's average closing price over the prior three months.
[2] Source: FactSet and company filings. Merck transactions include all acquisitions of public companies with a total transaction value greater than $1 billion.

24

AVORO

We Believe the M&A Process Managed By the Board Was Flawed

The $180 per share bid should not have been accepted by the Board

Opening offer should not have even been entertained

- "July 20 Proposal" at $160 per share represented a 29% premium[1]
- In our opinion, such an offer should not have been taken forward

Nonsensical logic of "no other bidders"

- Lack of interest from Parties A-C for a mid-stage asset doesn't justify a sale at an undervalued price, particularly when phase 3 data is within reach
- Board offered, seemingly unprompted, a "no shop" provision in the first draft of the M&A agreement

Board seemingly only focused on a sale

- The Board failed to consider other strategic alternatives to create shareholder value, such as royalty monetization

Feeble attempt to secure an appropriate price

- One phone call was made on 9/28/21 to increase the price due to poor market reaction, but Merck declined and original $180 per share was simply accepted
- Meanwhile, shares closed above deal price at ~$183 per share due to speculation that Acceleron would not accept an offer at the rumored low price of $180 per share

[1] Relative to the stock's average closing price over the prior three months

25

AVORO

The Board Relied on Flawed Fairness Opinions

The precedent transactions used by Centerview do not properly represent the unique attributes of Acceleron

Centerview used nine transactions going back seven years with limited relevance among the >50 transactions[1] during this same time period and neglected to reference more recent and representative transactions

- **Undifferentiated assets** or assets with limited clinical validation
- Transactions include **two deals from 2015** that offer limited valuation relevance
- None of comparator set include **substantial royalty streams**

Inappropriate Comparators Used in Centerview's Fairness Opinion

Ann. Date	Target	Acquiror	Transaction Value ($M) / 5-Year Forward Revenue	Breakthrough Therapy Designation	First-in-Class	Major Publication[2]
Aug-20	Momenta Pharmaceuticals, Inc.	Johnson & Johnson	10.8x	✗	✗	✗
Jul-20	Principia Biopharma Inc.	Sanofi SA	8.2x	✗	✗	✗
Feb-20	Forty Seven, Inc.	Gilead Sciences, Inc.	11.4x	✓	✓	✓
Dec-19	Audentes Therapeutics, Inc.	Astellas Pharma Inc.	5.0x	✗	✓	✗
Feb-19	Spark Therapeutics, Inc.	Roche Holding Ltd.	7.2x	✓	✓	✓
Jan-19	Loxo Oncology, Inc.	Eli Lilly and Company	6.9x	✓	✓	✓
Jan-18	Juno Therapeutics, Inc.	Celgene Corporation	6.0x	✓	✗	✗
Oct-15	Dyax Corp.	Shire plc	9.4x	✓	✓	✗
Jun-15	Receptos, Inc.	Celgene Corporation	9.5x	✗	✗	✗

26

[1] Source: Bloomberg. Identified using criteria of US based-public, BioPharma M&A deals >$1Bn (excluding SPACs).
[2] Major publication defined as New England Journal of Medicine, The Lancet or the Journal of the American Medical Association, prior to, or within 6 months of announcement of the acquisition.

AVORO

The Board Reversed Course on its Prohibition Against Tax-Gross Ups

Acceleron's Board failed to adhere to one of its own governance "best practices" by awarding tax gross-ups to key executives, and failed to disclose the amended employment agreements for more than a month

- In the proxy statement for its 2021 Annual Meeting, Acceleron proudly declared that **"none of our executive officers is entitled to a Section 280G gross-up,"** which the Company noted was **"consistent with good corporate governance"**
- Just three months later – *on the day the parties executed the merger agreement* – Acceleron entered into amended employment agreements with its key executives that **provided for tax gross-ups**
- Acceleron **did not disclose these employment agreements** until its 10-Q was filed on November 4 – **<u>more than a month after the agreements were signed and after some shareholders had already tendered</u>**

XLRN Touted Its Commitment to No Gross-Ups as Recently as April

Best Practices We Employ

Long-Term Focus. A majority of our executive officers' compensation is tied to long-term performance through the use of long-term incentives.

No Excessive Perquisites. Other than participation in benefit plans offered to all of our employees, we generally do not provide other benefits or perquisites to our executive officers.

No Hedging, Pledging, Short-Sales or Publicly-Traded Options. We do not allow any of our employees, including our executive officers, or our directors to enter into any hedging-type transactions with respect to our stock, to pledge our stock, to engage in short-sales of our stock, or transactions with publicly-traded options with respect to our stock.

Equity Ownership Guidelines. We have equity ownership guidelines that apply to (i) our executive officers, requiring them to hold equity interests with a value that equals or exceeds a pre-determined multiple of their annual base salary, and (ii) our non-employee directors, requiring them to hold equity interests with a value that equals or exceeds a pre-determined multiple of their annual base retainer.

Performance-Based Equity Compensation. Beginning in 2020, we restructured our annual long-term incentives for our executive officers such that the value of the equity awards at grant now includes approximately 25% in PSUs (determined based on grant date fair value, assuming target

No Section 280G Gross-Ups. None of our executive officers is entitled to a Section 280G gross-up.

to double-trigger vesting acceleration upon a change of control. We do not provide any single trigger cash payments.

Director Independence. The Compensation Committee is made up entirely of independent directors.

Independent Compensation Consultant. The Compensation Committee retains an independent compensation consultant to advise on our executive compensation program and practices.

Risk Assessment. The Compensation Committee conducts an annual risk assessment of our executive compensation program to affirm that the designs of our compensation programs do not encourage excessive risk taking.

27

[1] Source: Company filings "All Other" compensation includes "Perquisites and Benefits" and "Other Items" as defined in Acceleron's tender offer response document

Better Alternatives Exist for Shareholders

Cancel Transaction & Reconstitute Board as Necessary

Partially Monetize REBLOZYL® Royalties to Fund Operation

- Lucrative royalty with an NPV of ~5Bn[1], which is likely of interest to Party A or other royalty-focused investment firms

Report Phase 3 STELLAR Results

- Likely heightened strategic interest from a multitude of Pharmas

Expand Indications & Develop Pipeline

- Group 2 PH indication alone could expand SOTATERCEPT's opportunity by approximately two-fold

Potential for Significant Value Creation as Standalone Company with Strategic Optionality Post-Phase 3 Readout

[1] 9.0% interest rate used to calculate NPV of the two royalty streams based on management's base case forecast in Acceleron's Recommendation Statement, Schedule 14D-9

28

AVORO

Avoro is Prepared to Provide Alternatives, Including Nominating New Directors

Avoro is ready and willing to support a go-forward strategy

ACCELERON

Financial Support
Management Support
Board Support

- **Avoro has a strong track record of activism** that led to Immunomedics' first FDA approval, to provide an important treatment option to patients with triple negative breast cancer and culminated in a $21B acquisition by Gilead – a benefit to shareholders and stakeholders alike
- **Avoro stands ready to take the steps necessary** to help modify the Board's composition by adding independent directors with relevant experience and expertise to improve shareholder value

29
AVORO

Other Long-Term Shareholders Are Also Opposed to the Deal

Multiple investors with significant sector expertise and who rarely if ever take public stances like this have publicly indicated that they will not tender

- Since our initial letter on September 30th, 2021, **three** other significant Acceleron shareholders have publicly stated their opposition to the Merger at the current price and **will not tender their shares**[1-3]
- Our conversations suggest there are numerous other shareholders who are displeased with the proposed acquisition price

XLRN Beneficial Ownership[4]

Avoro Capital 6.5%
Farallon Capital 4.1%
Darwin Global 3.8%
Holocene Advisors 1.4%
Other XLRN Shareholders

[1] [illegible]
[2] [illegible]
[3] [illegible]
[4] Source: FactSet and public filings

30

AVORO

Several Shareholders Have Publicly Disclosed Their Opposition

FARALLON

Bloomberg 11/2/2021

"While we hold Merck in high regard, its offer of $180 per share does not recognize the value of the company's uniquely strategic position. We believe Acceleron has a clear path to substantial value creation as a standalone company, and less strategic assets have recently been sold for far higher valuations."[1]

HOLOCENE

10/13/2021 Press Release

"…a transaction now, at this price, is not compelling. While Merck ultimately could be an attractive partner for Acceleron, we believe its $180 per share offer significantly undervalues the Company based on a discounted cash flow analysis and recent comparable transactions, and does not compensate XLRN shareholders adequately, given Acceleron's strong pipeline and attractive long-term business prospects."[2]

Darwin Global Management

10/20/2021 Press Release

"[J]ust as Merck is "very confident [that sotatercept] is a multibillion-dollar peak sales potential drug,"[5] we are very confident that Merck is underpaying to acquire it. …We understand the Merck management team's interest in acquiring Acceleron for considerably less than it is worth and in the process creating tens of billions of dollars of value for their own shareholders in what would potentially be one of the most value-accretive acquisitions by a pharmaceutical company in history. That said, we believe that the proposed offer price represents an extraordinarily poor deal for Acceleron shareholders and should be rejected."[3]

31

AVORO

Conclusion

- The Board only approached three other potential buyers and seemingly did not consider any other strategic alternatives; the Board appeared more dedicated to serving management than shareholder interests

Avoro Ready to Support an Independent Acceleron

- Avoro stands ready to take the steps necessary to help modify the Board's composition by adding independent directors with relevant experience and expertise to improve shareholder value

32

Contact Information

Dan Zacchei / Joe Germani
Sloane & Company
dzacchei@sloanepr.com / jgermani@sloanepr.com

33

Appendix – Precedent Deals with FDA Breakthrough Designation

Deals Involving Targets with FDA Breakthrough Designation (1/2017 to Present)[1]

Ann. Date	Target	Deal Size	Deal Premium
Oct-20	MyoKardia, Inc.	$11.9B	109%
Sep-20	Immunomedics, Inc.	$20.3B	118%
Mar-20	Forty Seven Inc	$4.6B	145%
Jun-19	Array BioPharma Inc	$10.6B	96%
Feb-19	Spark Therapeutics, Inc.	$4.3B	164%
Jan-19	Loxo Oncology, Inc.	$7.6B	57%
Dec-18	TESARO, Inc.	$4.3B	104%
Apr-18	AveXis, Inc.	$8.2B	82%
Jan-18	Bioverativ, Inc.	$11.4B	92%
Jan-18	Juno Therapeutics, Inc.	$9.0B	67%
Aug-17	Kite Pharma, Inc.	$10.9B	72%
Jan-17	ARIAD Pharmaceuticals, Inc.	$4.8B	56%
	Average	$9.0B	97%
Sep-21	**Acceleron Pharma Inc.**	**$11.0B**	**38%**

[1] Source: FactSet and Avoro proprietary analysis. Premium calculated relative to the stock's average closing price over the prior three months

34

AVORO

Appendix – Recent Pharma Transactions

Recent Pharma Deals (Since 2020)[1]

Ann. Date	Target	Deal Size	Deal Premium
Sep-21	Kadmon Holdings Inc	$1.6B	115%
Aug-21	Trillium Therapeutics Inc	$1.9B	84%
Aug-21	Translate Bio Inc	$2.7B	63%
Jun-21	Constellation Pharmaceuticals Inc	$1.7B	47%
Mar-21	Five Prime Therapeutics Inc	$1.7B	106%
Feb-21	Pandion Therapeutics Inc	$1.8B	232%
Feb-21	GW Pharmaceuticals Ltd	$6.8B	72%
Feb-21	Viela Bio Inc	$3.0B	44%
Dec-20	Alexion Pharmaceuticals Inc/MA	$38.6B	46%
Oct-20	MyoKardia Inc	$11.9B	109%
Oct-20	Eidos Therapeutics Inc	$1.0B	63%
Sep-20	Immunomedics Inc	$20.3B	118%
Aug-20	Aimmune Therapeutics Inc	$1.9B	120%
Aug-20	Momenta Pharmaceuticals Inc	$6.2B	60%
Aug-20	Principia Biopharma Inc	$3.3B	42%
May-20	Portola Pharmaceuticals Inc	$1.4B	99%
Mar-20	Forty Seven Inc	$4.6B	145%
Jan-20	Dermira Inc	$1.0B	93%
	Average	$6.2B	92%
Sep-21	**Acceleron Pharma Inc.**	**$11.0B**	**38%**

[1] Source: FactSet and Avoro proprietary analysis. Premium calculated relative to the stock's average closing price over the prior three months

35

AVORO

Appendix – Transactions of Similar Size

Similar Size Pharma Deals ($2bn to $20bn)[1]			
Ann. Date	**Target**	**Deal Size**	**Deal Premium**
Aug-21	Translate Bio Inc	$2.7B	63%
Feb-21	GW Pharmaceuticals Ltd	$6.8B	72%
Feb-21	Viela Bio Inc	$3.0B	44%
Oct-20	MyoKardia Inc	$11.9B	109%
Aug-20	Momenta Pharmaceuticals Inc	$6.2B	60%
Aug-20	Principia Biopharma Inc	$3.3B	42%
Mar-20	Forty Seven Inc	$4.6B	145%
Dec-19	ArQule Inc	$2.5B	134%
Dec-19	Synthorx Inc	$2.2B	325%
Dec-19	Audentes Therapeutics Inc	$2.9B	110%
Nov-19	Medicines Co/The	$6.8B	63%
Oct-19	Ra Pharmaceuticals Inc	$2.3B	68%
Jun-19	Array BioPharma Inc	$10.6B	96%
Feb-19	Spark Therapeutics Inc	$4.3B	164%
Jan-19	Loxo Oncology Inc	$7.6B	57%
Dec-18	TESARO Inc	$4.3B	104%
Oct-18	Endocyte Inc	$2.0B	40%
Apr-18	AveXis Inc	$8.2B	82%
Jan-18	Ablynx NV	$4.2B	95%
Jan-18	Bioverativ Inc	$11.4B	92%
Jan-18	Juno Therapeutics Inc	$9.0B	67%
Aug-17	Kite Pharma Inc	$10.9B	72%
Jan-17	ARIAD Pharmaceuticals Inc	$4.8B	100%
	Average	$5.8B	96%
Sep-21	**Acceleron Pharma Inc.**	**$11.0B**	**38%**

[1] Source: FactSet and Avoro proprietary analysis. Premium calculated relative to the stock's average closing price over the prior three months

36

AVORO

Appendix – Acronyms/Abbreviations

- XLRN: Acceleron Pharma, Inc
- BTD: Breakthrough Therapy Designation
- PAH: Pulmonary Arterial Hypertension
- ATS: American Thoracic Society
- ASH: American Society of Hematology
- AHA: American Heart Association
- EMA: European Medicines Agency
- FDA: Food and Drug Administration

37